SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH July 13, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.
CORPORATE TAXPAYER’S ID (CNPJ) 01.832.635/0001-18
CORPORATE REGISTRY (NIRE) 35.300.150.007

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON JUNE 29, 2007

Date, time and place: Held on June 29, 2007, at 09:00 a.m., at the Company’s headquarters, located at Av. Jurandir, 856, Lote 04, 1o andar, Jardim Ceci, in the city and state of São Paulo. Call: The meeting was called by means of a notice to the Board Members. Quorum: All Board of Directors’ Members attended the meeting, except for Member Noemy Almeida Oliveira Amaro. Board: Maria Cláudia Oliveira Amaro Demenato – Chairman and Flávia Turci – Secretary. Agenda and resolutions: By unanimous vote, the dismissal of independent audit firm KPMG Auditores Independentes, according to the notice to be sent to CVM, pursuant to Rule CVM 308 as of May 14, 1999, and the contracting of Pricewaterhouse Coopers Auditores Independentes to conduct the auditing of the financial statements of the Company, prepared in compliance with the Brazilian corporate legislation – BRGAAP – and to update the accounting procedures in compliance with the rules of the USGAAP, from the second quarter of 2007 to 2012. Following this, it was approved the content of the vote to be cast by the company in its capacity of sole shareholder, at the Extraordinary General Meeting of TAM Linhas Aéreas S/A, to be summoned on this same date, at 2:00 p.m. in the company’s headquarters, with the purpose of approving the replacement of the current independent audit firm KPMG Auditores Independentes, according to the notice to be sent to CVM, pursuant to Rule CVM 308 as of May 14, 1999, and the contracting of Pricewaterhouse Coopers Auditores Independentes to conduct the auditing of the financial statements of the Company, prepared in compliance with the Brazilian corporate legislation – BRGAAP – and to update the accounting procedures in compliance with the rules of the USGAAP, from the second quarter of 2007 to 2012. Closure: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up in summary format, which, read and approved, were signed by all attending members. São Paulo, June 29, 2007. Chairman – Maria Cláudia Oliveira Amaro Demenato; Secretary – Flávia Turci. Board Members: Maria Cláudia Oliveira Amaro Demenato, Maurício Rolim Amaro, Adalberto de Moraes Schettert, Luiz Antonio Viana, Waldemar Verdi Junior, Roger Wright and Pedro Parente. This is a free translation of the original minutes drawn up in the Company’s records.

Flávia Turci
Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.